Exhibit (a)(5)(ii)

October 2, 2013

Corporate Media Relations:

Jennifer Moore-Braun

Phone: +49 621 60 99123

jennifer.moore-braun@basf.com

North America:

John C. Schmidt

Phone: +1 973-245-6405

john.schmidt@basf.com

BASF commences tender offer to Verenium’s shareholders

•    Offer period from October 2 to October 31, 2013

•    Cash offer of US$4.00 per share

Ludwigshafen, Germany — October 2, 2013 — BASF [Frankfurt: BAS, LSE: BFA, SWX: AN] today announced that its U.S. affiliate, BASF Corporation, commenced the tender offer for the acquisition of Verenium Corporation, San Diego, California [Nasdaq: VRNM], at a cash offer price of US$4.00 for each Verenium share. The offer period is scheduled to start today and to expire at 9:00 a.m. Eastern Standard Time (USA) on October 31, 2013, unless otherwise extended or terminated. The offer price corresponds to a premium of 56 percent above the volume-weighted average share price for Verenium’s shares in the six months prior to the first announcement of the transaction.

BASF Corporation’s subsidiary, Pastinaca Acquisition Inc., is filing a Tender Offer Statement with the United States Securities and Exchange Commission (SEC) today. Additionally, Verenium is filing a Solicitation/Recommendation Statement with the SEC today. This filing includes the recommendation of the Verenium board of directors that Verenium’s stockholders tender their shares in the tender offer.

Following the completion of the tender offer, BASF expects to consummate a merger in which the remaining Verenium stockholders will receive the same cash price per share as in the

BASF SE

67056 Ludwigshafen

Phone: +49 621 60-0

http://www.basf.com

Corporate Media Relations

Phone: +49 621 60-20916

Fax: +49 621 60-92693

presse.kontakt@basf.com

tender offer. The tender offer and merger are subject to customary closing conditions, including the acquisition by Pastinaca of at least a majority of the Verenium shares in the tender offer.

Important notice

The tender offer is being made pursuant to a tender offer statement and related materials. Verenium shareholders are advised to read the tender offer statement and related materials, which will be filed by BASF with the SEC. The tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) to be filed by BASF with the SEC and the solicitation/recommendation statement to be filed by Verenium with the SEC will contain important information which should be read carefully before any decision is made with respect to the tender offer. The tender offer statement and the solicitation/recommendation statement will be mailed to all Verenium shareholders of record. The tender offer statement and related materials may be obtained at no charge by directing a request by mail to Innisfree, 501 Madison Avenue, 20th Floor, New York, New York, 10022.

This release is not intended for distribution to, or use by, any person or entity in any jurisdiction or country where such distribution or use would be contrary to local law or regulation. This release has been prepared by BASF. No representation or warranty (express or implied) of any nature is given, nor is any responsibility or liability of any kind accepted, with respect to the truthfulness, completeness or accuracy of any information, projection, statement or omission in this release. This release does not constitute, nor does it form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or any issuance, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of any securities. This release does not constitute investment, legal, tax, accountancy or other advice or a recommendation with respect to such securities, nor does it constitute the solicitation of any vote or approval in any jurisdiction. There shall not be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the applicable securities laws of any such jurisdiction (or under exemption from such requirements).

About BASF

BASF is the world’s leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products and crop protection products to oil and gas. We combine economic success with environmental protection and social responsibility. Through science and innovation, we enable our customers in nearly every industry to meet the current and future needs of society. Our products and solutions contribute to conserving resources, ensuring nutrition and improving quality of life. We have summed up this contribution in our corporate purpose: We create chemistry for a sustainable future. BASF had sales of €72.1 billion in 2012 and more than 110,000 employees as of the end of the year. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com